Fronteer Development Group Inc.
1055 West Hastings Street
Suite 1650
Vancouver, BC
V6E 2E9
December 19, 2008
TO: AMBER CAPITAL INVESTMENT MANAGEMENT
Dear Sirs/Mesdames:
Acquisition of Aurora Energy Resources Inc. (the “Company”)
Fronteer Development Group Inc. (“Buyer”) understands that you (the “Shareholder”) are presently the beneficial holder of, or control and direct, 3,594,900 common shares (“Common Shares”) of the Company.
Buyer intends to make or cause a direct or indirect wholly-owned subsidiary of Buyer to make an offer (the “Offer”) to acquire all of the issued and outstanding Common Shares (other than those Common Shares owned by Buyer). In this Agreement, the Offeror means Buyer and, if a subsidiary of Buyer makes the Offer, shall include that subsidiary.
This letter agreement sets out the terms and conditions of the agreement by the Shareholder to deposit or cause to be deposited under the Offer all of the Common Shares presently held by the Shareholder together with any additional Common Shares acquired by the Shareholder following the date hereof (the “Deposited Shares”). The number of Common Shares deposited by the Shareholder shall not be less than the number of Common Shares referred to in the first paragraph of this letter agreement.
If the Offeror announces its intention to make the Offer not later than December 31, 2008 and formally commences the Offer on substantially the same terms and conditions contained in Schedule A by not later than January 30, 2009, the Shareholder hereby agrees to deposit or cause to be deposited the Deposited Shares (together with a duly completed and executed letter of transmittal and all required supporting documentation) with the depositary for the Offer (or the US forwarding agent for the Offer) within five calendar days of the mailing of the take-over bid circular (the “Circular”) in respect of the Offer. Except as otherwise set out below, the Shareholder shall not be permitted to withdraw the Deposited Shares from the Offer unless the Offeror breaches in any material respect its obligations hereunder or the Offeror has not taken up and paid for the Deposited Shares by midnight (Toronto time) on March 31, 2009 (the “Outside

Date”). For greater certainty, if the Offer is not announced by December 31, 2008 and formally commenced by January 30, 2009, or if the Offeror has not taken up and paid for the Deposited Shares by the Outside Date, this letter agreement will terminate.
The Shareholder acknowledges that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that the Offeror may not, without the prior written consent of the Shareholder, increase the Minimum Deposit Condition (as set out in Schedule A), decrease the consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or to add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner that is adverse to the Shareholder. The Offeror covenants and agrees that if the conditions to the Offer are satisfied or waived, the Offeror will take up all Common Shares deposited under the Offer, including the Deposited Shares, on the first date upon which the Offeror is legally entitled to take up Common Shares under the Offer, and shall pay for such Common Shares, including the Deposited Shares, within three business days after take up.
From the date hereof until the termination of this letter agreement, the Shareholder shall not option, sell, assign, dispose of, pledge, create an encumbrance on, grant a security interest in or otherwise convey or transfer, and will not grant a proxy or other voting right in respect of, any Deposited Shares or any right or interest therein, or agree to do any of the foregoing, except pursuant to the Offer and the terms of this letter agreement.
Notwithstanding the foregoing, in the event that subsequent to the date hereof and prior to the Deposited Shares being taken up by the Offeror, a third party commences or announces an intention to commence a bona fide offer to acquire, directly or indirectly, all of the outstanding Common Shares for consideration that exceeds the Offer Price (as described in Schedule A) (a “Superior Offer”), and the Offeror has not publicly announced its intention to amend the Offer in order to match or exceed the Superior Offer within three business days of the formal commencement and/or announcement of the Superior Offer, then this letter agreement will terminate and if the Deposited Shares have been deposited to the Offer, such Deposited Shares can be withdrawn by the Shareholder.
Following the date of this letter agreement and prior to the public announcement by the Offeror of the Offer, the Shareholder shall not, except as required by applicable laws, directly or indirectly, disclose to any person (other than the Shareholder’s legal and financial advisors) the existence or the terms and conditions of this letter agreement, or the possibility of the Offer being made or any terms or conditions or other information concerning the Offer. The Shareholder consents to the disclosure of the substance of this letter agreement by Buyer and to its filing by Buyer to the extent required by applicable securities laws. A copy of this letter agreement may be provided by Buyer to the directors of the Company.
The Shareholder hereby confirms that it has been a long-time investor in the Company and has full knowledge of and access to information about the Company and its Common Shares. The Shareholder further confirms that there are no peculiar factors, including non-financial factors, that were considered relevant by the Shareholder in assessing the terms of the Offer that had the effect of reducing the consideration that otherwise would have been considered acceptable by the Shareholder. Nothing in this paragraph shall be construed as meaning or implying that the Shareholder possesses any undisclosed information relating to the Company.
The Shareholder hereby confirms, covenants and agrees that it has no agreement, commitment or understanding with Buyer in respect of the Offer except as set out in this Agreement and hereby consents to being treated, and confirms that it will support its treatment, as part of the minority for purposes of any minority approval requirement under Multilateral Instrument 61-101 (or successor provisions or equivalent provisions in other jurisdictions) in any regulatory or court proceedings.
This letter agreement will be governed by and construed in all respects in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and any courts competent to hear appeals therefrom.
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This letter agreement may be executed in separate counterparts, each of which will be deemed to be original and all of which taken together will be deemed to constitute one and the same instrument. This letter agreement will become effective in respect of the Shareholder when signed and delivered by the Shareholder.
Yours very truly,
FRONTEER DEVELOPMENT GROUP INC.

by	(signed) Mark O’Dea
Name: Mark O’Dea
Title: CEO

Accepted and agreed, this    20th    day of December, 2008.
AMBER CAPITAL INVESTMENT MANAGEMENT

by	(signed) Jean-Sebastien Blanchette
Name: Jean-Sebastien Blanchette
Title: Director

Schedule A
Key Terms of the Offer
All capitalized terms used but not defined in this Schedule A, shall have the meaning ascribed to them in the letter agreement to which this Schedule A is attached.

Offer Price:	0.825 of a Buyer common share for each Common Share.

Expiry Time:	The date specified in the Circular as the “Expiry Time”, as extended by the Offeror, which date shall be at least 35 days from the date of mailing of the Circular and no later than March 31, 2009.

Minimum Deposit Condition:	There shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which (i) together with the Common Shares owned by Buyer constitutes at least 66 2/3% of the Common Shares outstanding calculated on a fully-diluted basis, and (ii) constitutes a “majority of the minority” for purposes of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

Other Conditions:	The Offer shall contain such other terms and conditions as would be typical for a transaction of this nature in the Canadian market.

Listing of Buyer Common Shares:	The Offeror shall use commercial efforts to effect the listing of the Buyer common shares to be issued pursuant to the Offer on the Toronto Stock Exchange and the NYSE Alternext at the time of issue of such shares.

Freely Tradeable Shares:	The Buyer common shares to be issued pursuant to the Offer shall be freely tradeable at the time of issue of such shares.